

GAMCO
INVESTORS

One Corporate Center
Rye, NY 10580-1422

November 25, 2013

Mr. Anthony J. Galici
Chief Financial Officer, Chief Accounting Officer,
VP and Secretary
Griffin Land & Nurseries, Inc.
One Rockefeller Plaza
New York, NY 10020

Dear Mr. Galici:

We have not heard from anyone since last year's Annual Meeting update concerning the examination of REIT or MLP status. In light of the upcoming deadline to submit stockholder proposals for consideration at the 2014 Annual Meeting, we would welcome your input so that our proxy voting committee can best determine what course of action it should take in its continued attempts to recognize shareholder value creation.

Best Regards,

George Maldonado
Director of Proxy Voting Services

GM:abh